Exhibit 99.1

ELBIT IMAGING ANNOUNCES AN UPDATE ON PLAZA’S BONDHOLDERS MEETING

Tel Aviv, September 25,  2011, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that its subsidiary, Plaza Centers N.V. (LSE: PLAZ, WSE: PLZ/PLAZACNTR) (“Plaza”), has announced that the interim dividend in the amount of €30 million, which was announced by Plaza on September 14,  2011, was distributed as planned.

In addition, Plaza further announced that an agreement with holders of it’s Series A and B Bonds (the “Bondholders”) with regards to its dividend distributions in the years 2012-2013, should any be declared, was reached.

The agreement, which was approved by vast majority of Plaza’s Bondholders, places certain covenants and conditions on dividend payments by the Company during 2012-2013, in light of the ongoing challenging global economy.

A summary of the major terms in the agreement is as follows:

-	The total dividend will be capped at €30 million per annum for each of the years 2012 and 2013.

-	Distribution of dividends will be made only from the net cash flows derived from the realisation of assets and will be capped at 50% of net cash flows received.

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Should a dividend be paid while the average market yield of Plaza’s series A and B bonds exceeds a certain threshold, Plaza shall retain, for a period of 12 months following the dividend payment, a sum of not less than €70 million in reserve accounts, of which a sum equal to the dividend payment can be used solely for the repurchase of bonds and / or making principal and interest payments to bondholders.

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Should a dividend be paid while the average market yield of Plaza’s series A and B bonds is below a certain threshold, Plaza shall be entitled to distribute dividends of up to €50 million per annum. Should this occur, the sum of the dividend which exceeded €30 million will be held in a reserve account, to be used solely for the repurchase of bonds and / or making principal and interest payments to bondholders.

This agreement is in line with the Company’s and Plaza’s forecasted cash flows as previously published in its most recent investors presentation.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il